Exhibit 21.1

List of Subsidiaries of Quotient Limited
Name	Place of Incorporation
Alba Bioscience Limited	Scotland
QBD (QS IP) Limited	Jersey, Channel Islands
Quotient Biodiagnostics, Inc.	Delaware, USA
Quotient Biocampus Limited	Scotland
Quotient Iberia, S.L.	Spain
Quotient Suisse SA	Switzerland